UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                 AutoInfo, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    052777109
                                 (CUSIP Number)

                             Michael J. Weiner, Esq.
                 C/o Meltzer, Lippe, Goldstein & Schlissel, P.C.
                                190 Willis Avenue
                                Mineola, NY 11501
                                 (516) 747-0300
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                December 6, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 052777109                 SCHEDULE 13D               Page 2 of 5 Pages

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Harry M. Wachtel
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a) [ ]
                                                      (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     00 PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(D) OR 2(E)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

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     NUMBER OF     7        SOLE VOTING POWER
      SHARES                10,800,000**

                   -------------------------------------------------------------

   BENEFICIALLY    8        SHARED VOTING POWER
     OWNED BY

                   -------------------------------------------------------------

       EACH        9         SOLE DISPOSITIVE POWER
     REPORTING               10,800,000**

                   -------------------------------------------------------------

      PERSON       10       SHARED DISPOSITIVE POWER
       WITH

                   -------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,800,000**

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5

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14   TYPE OF REPORTING PERSON*
     IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Includes 800,000 shares of Common Stock issuable upon conversion of a convertible debenture.

Item 1. Security and Issuer.

     This statement relates to the Common Stock, par value $.001 per share ("Common Stock") of AutoInfo, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 2061 N.W. 2nd Avenue, Suite 106, Boca Raton, Florida 33431.


Item 2. Identity and Background.

     (a) Name of Reporting Person: Harry M. Wachtel

     (b) Address: 2061 N.W. 2nd Avenue, Suite 106,
                  Boca Raton, FL 33431

     (c) Principal Occupation: The Reporting Person is the President, Chief Executive Officer and Chairman of the Board of Directors of the Company.

     (d)-(e) During the past five years, the Reporting Person has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violators of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) United States


Item 3. Source and Amount of Funds or other Consideration.

     The Reporting Person acquired 10,000,000 shares of Common Stock of the Company on December 6, 2000, pursuant to the Agreement and Plan of Reorganization, dated June 22, 2000, by and among the Company, Sunteck Transport Co., Inc. ("Sunteck") and the Reporting Person, filed as Exhibit 1 hereto ("Plan of Merger"). Pursuant to the Plan of Merger, a wholly-owned subsidiary of the Company, was merged with and into Sunteck (the "Merger"), a corporation 100% owned by the Reporting Person. As consideration for the Merger, each issued and outstanding share of common stock of Sunteck was converted and exchanged into the right to receive 100,000 shares of Common Stock of the Company. In connection with the consummation of the Merger, the Reporting Person also provided financing to the Company in the form of a loan of personal funds in the amount of $200,000. The Reporting Person was issued a Convertible Debenture (the "Debenture"), due December 31, 2010, in the principal amount of $200,000. Interest accrues on the Debenture at the rate of 12% per annum and is payable quarterly. The Reporting Person may immediately convert the outstanding principal amount of the


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

Debenture into 800,000 shares of Common Stock (subject to adjustment under certain circumstances) based upon a conversion price of $.25. The Debentures are redeemable, at the option of the Reporting Person after three years.

     The above description of the Plan of Merger and the related matters set forth in this Item are summaries, and are qualified in their entirety by reference to the complete text of such agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.


Item 4. Purpose of Transaction.

     On February 2, 2000, the Company filed a disclosure statement and reorganization plan pursuant to Chapter 11 of Title 11 of the United States Bankruptcy Code (as amended, the "Reorganization Plan"). The Reorganization Plan provided for the issuance of one share of common stock of the Company and $.03 for each dollar of approximately $9.5 million of outstanding unsecured debt. A condition to the effectiveness of the Reorganization Plan was the consummation of the Merger. On August 1, 2000 the Company's amended Reorganization Plan was conditionally approved, pending the consummation of the Merger. On December 6, 2000, the Company's Reorganization Plan became effective.

     Pursuant to the Plan of Merger, the board of directors of the Company was reduced to four members from six members. Upon consummation of the Merger, Scott Zecher, Jason Bacher and Howard Nusbaum resigned as members of the board of directors of the Company and the Reporting Person and his designee, Mark Weiss, were appointed to the Company's board of directors. In connection with the consummation of the Merger, the Reporting Person was also appointed to the positions of President and Chief Executive Officer of the Company. The Company plans to expand the business of Sunteck, a supply chain logistics company.

     See Item 3 for a description of the terms of the Plan of Merger.

Item 5. Interest in Securities of the Issuer.

     (a) The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person is 10,800,000, which includes 10,000,000 shares of Common Stock issued in connection with the Merger and 800,000 shares of Common Stock issuable upon conversion of the Debenture, representing 38.4% of the outstanding shares Common Stock of the Company. The aggregate percentage of outstanding shares of Common Stock beneficially owned by the Reporting Person is based upon the aggregate of 28,097,923 outstanding shares of Common Stock of the Company consisting of (i) the issuance and deemed issuance of 17,297,923 shares of Common


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

Stock to creditors and existing stockholders of the Company in connection with the distributions and deemed distributions under the Company's Reorganization Plan (such distributions to occur no later than 30 business days following the date of the consummation of the Merger), (ii) the issuance of 10,000,000 shares of Common Stock to the Reporting Person in connection with the Plan of Reorganization and (iii) the issuance of 800,000 shares of Common Stock upon conversion of the outstanding principal amount of the Debenture.

     (b) The Reporting Person has sole voting and dispositive power with respect to 10,800,000 shares of Common Stock of the Company. The Reporting Person does not share voting or dispositive power with respect to the shares of Common Stock set forth herein.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or relationships With Respect to Securities of the Issuer.

     Not Applicable.


Item 7. Material to be filed as Exhibits.

     The following is filed herewith as an exhibit to this Schedule 13D:

     1. Agreement and Plan of Reorganization, dated June 22, 2000, by and among the Company, Sunteck and the Reporting Person.


                                   Signature.

     After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2000

                                           /s/ Harry M. Wachtel
                                           ----------------------------
                                           Harry M. Wachtel


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